CREDIT SUISSE AG
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Media Release

Credit Suisse AG Announces Its Intent To Delist And Repurchase Its MLPN ETN

New York, November 8, 2016 Credit Suisse AG announced today its intention to delist and repurchase the following Exchange Traded Notes (the “ETNs”) in whole pursuant to their terms:

ETN	Ticker	CUSIP
Credit Suisse X-Links Cushing® MLP Infrastructure ETNs due April 20, 2020	MLPN	22542D852

Credit Suisse AG intends to withdraw the NYSE Arca listing of the ETNs effective on or about November 28, 2016. Upon the effective delisting date, the ETNs will no longer be listed on any national stock exchange.

Credit Suisse AG intends to delist the ETNs in order to repurchase all of the outstanding ETNs. Credit Suisse AG has the right to repurchase the ETNs in whole in the event the ETNs are not currently listed on a national stock exchange. Credit Suisse AG intends to deliver an irrevocable call notice with respect to its repurchase of the ETNs to DTC on or about November 28, 2016. We anticipate that the ETNs will continue to trade on NYSE Arca up to and including November 25, 2016. As described in the pricing supplement relating to the ETNs (the “Pricing Supplement”), investors will receive a cash payment on the repurchase date, expected to be on or about December 2, 2016, in an amount equal to the daily repurchase value, which is based on the closing indicative value of the ETNs on the valuation date, which is expected to be on or about November 29, 2016 (the trading day immediately following the date the irrevocable call notice is delivered to DTC).

Subject to the minimum redemption amount and other conditions, Credit Suisse AG will continue to accept investors’ offers for repurchase of the ETNs up to and including November 28, 2016 pursuant to the terms of the ETNs as described in the Pricing Supplement. If you wish to offer your ETNs to Credit Suisse AG for repurchase, you and your broker must follow the procedures set forth in the Pricing Supplement, which can be accessed on the Securities and Exchange Commission website at www.sec.gov as follows:

http://www.sec.gov/Archives/edgar/data/1053092/000110465915033763/a15-10499_2424b2.htm

Upon any such repurchase of the ETNs at the investors’ option, the terms of the ETNs specify that investors will receive a cash payment equal to the daily repurchase value, which is based on the closing indicative value of the ETNs on the applicable valuation date for such repurchase, all as described in the Pricing Supplement.

Only the Credit Suisse X-Links Cushing® MLP Infrastructure ETNs due April 20, 2020 (NYSE Arca: MLPN) are affected by this announcement.

As disclosed in the Risk Factors section of the Pricing Supplement, the market value of the ETNs may be influenced by, among other things, the levels of actual and expected supply and demand for the ETNs in the secondary market. It is possible that the delisting and repurchase of the ETNs, as described above, may influence the market value of the ETNs. Credit Suisse AG cannot predict with certainty what impact, if any, the delisting and repurchase of the ETNS will have on the public trading price of the ETNs. Investors are cautioned that paying a premium purchase price over the indicative value of the ETNs could lead to significant losses in the event the investor sells such ETNs at a time when the premium has declined from the time of purchase or is no longer present in the market place.

As disclosed in the Risk Factors section and the Use of Proceeds and Hedging section of the Pricing Supplement, we or our affiliates may have acquired and may dispose of the securities of one or more MLPs that are included in the index underlying the ETNs (the “Index”, and such securities the “Constituent MLPs”), or listed or over-the-counter options contracts in, or other derivatives or synthetic instruments related to, the Index or one or more Constituent MLPs, to hedge our obligations under the ETNs. The price at which such positions may be acquired or disposed of may be a factor in determining the levels of the Index. Although we and our affiliates have no reason to believe that these hedging activities will have a material impact on the level of the Index, there can be no assurance that the level of the Index will not be affected. To the extent that we or our affiliates have a hedge position in the Index or any Constituent MLPs, we or our affiliates may liquidate a portion or all of those holdings on or before the valuation date. This activity may adversely affect the level of the Index and, as a consequence, the value of the ETNs and the amount payable upon repurchase of the ETNs by Credit Suisse AG. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the value of the ETNs declines.

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,690 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2016, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.

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